1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6

 NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on June 28, 2022 at 10:00 a.m. (Pacific Daylight Time)

1050 - 400 Burrard Street, Vancouver, B.C. V6C 3A6

You are receiving this notice to advise that proxy materials for the above-noted Meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the accompanying Circular and other proxy materials before voting. The Circular and other relevant materials are available at:

www.integraresources.com      OR      www.sedar.com      OR       https://docs.tsxtrust.com/2048

Shareholders may obtain, without any charge to them, a paper copy of the Circular and further information on Notice and Access by contacting the Corporation as follows:

E-mail:	TMXEInvestorServices@tmx.com
Telephone:	1-866-600-5869

The Corporation has decided to take advantage of the notice-and-access provisions ("Notice and Access") under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the accompanying Circular to its Shareholders for the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Corporation's printing and mailing costs. Under Notice and Access, instead of receiving printed copies of the Circular, Shareholders receive a notice ("Notice and Access Notification") with information on the Meeting date, location and purpose, as well as information on how they may access the Circular electronically or request a paper copy. The Corporation will arrange to mail paper copies of the Circular to those registered and non-registered Shareholders who have existing instructions on their account to receive paper copies of the Corporation's proxy-related materials.

Requests for paper copies of the Circular (and any other related documents) must be received no later than Friday, June 17, 2022 in order for Shareholders to receive paper copies of such documents and return their completed proxies by the deadline for submission of 10:00 am (Pacific Daylight Time) on Friday, June 24, 2022.

The resolutions to be voted at the meeting are listed below:

1. To receive and consider the audited financial statements of the Corporation for the financial year ended December 31, 2021, together with the report of the auditor thereon.

2. To fix the number of directors at seven (7) for the ensuing year.

3. To elect directors of the Corporation for the ensuing year.

4. To appoint MNP LLP as auditors of the Corporation for the ensuing year and authorize the board of directors to fix the remuneration of the auditors.

5. To consider, and if deemed advisable, to pass an ordinary resolution of disinterested Shareholders to approve the Amended and Restated Equity Incentive Plan, as more fully described in the accompanying Circular.

6. To transact such other business as may properly come before the meeting or any adjournment thereof.

If any Shareholder wishes to attend the Meeting in person, please contact Leanne Nakashimada, Corporate Secretary at 604-416-0576 Ext. 107 or leanne@integraresources.com in order for arrangements to be made that comply with all recommendations, regulations and orders related to the COVID‐19 pandemic. No shareholder who is experiencing any symptoms of COVID‐19, including fever, cough or difficulty breathing will be permitted to attend the Meeting in person.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed proxy. A proxy will not be valid unless it is deposited by mail or by fax at the office of TSX Trust Company, Attention: Proxy Department, 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 or by fax number:  416-595-9593 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or an adjournment thereof. Only Shareholders of record on May 12, 2022 are entitled to receive notice of and vote at the Meeting.

DATED at Vancouver, British Columbia this 16th day of May 2022.

Yours sincerely,

"George Salamis"

George Salamis

President & Chief Executive Officer